Exhibit 99.1
QIAGEN N.V. and Subsidiaries
U.S. GAAP Quarterly Report for the Period Ended March 31, 2026
Table of Contents

Condensed Consolidated Financial Statements
2	Condensed Consolidated Balance Sheets as of March 31, 2026 (unaudited) and December 31, 2025
4	Condensed Consolidated Statements of Income (unaudited) for the three months ended March 31, 2026 and 2025
5	Condensed Consolidated Statements of Comprehensive Income (unaudited) for the three months ended March 31, 2026 and 2025
6	Condensed Consolidated Statements of Changes in Equity (unaudited) for the three months ended March 31, 2026 and 2025
7	Condensed Consolidated Statements of Cash Flows (unaudited) for the three months ended March 31, 2026 and 2025
9	Notes to the Condensed Consolidated Financial Statements (unaudited)

36	Operating and Financial Review and Prospects
44	Quantitative and Qualitative Disclosures About Market Risk
45	Recent Authoritative Pronouncements
45	Application of Critical Accounting Estimates
45	Off-Balance Sheet Arrangements
45	Legal Proceedings
46	Risk Factors

Condensed Consolidated Financial Statements
QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands)	Notes	March 31, 2026	December 31, 2025

		(unaudited)
Assets
Current assets:
Cash and cash equivalents		$646,289	$839,005
Short-term investments		—	259,913
Accounts receivable, net of allowance for credit losses of $18,441 and $19,538, respectively		396,616	402,608
Inventories, net	(5)	309,606	301,888
Prepaid expenses and other current assets	(9)	187,743	191,659
Total current assets		1,540,254	1,995,073
Long-term assets:
Property, plant and equipment, net of accumulated depreciation of $481,044 and $464,965, respectively		914,789	923,948
Goodwill	(6)	2,695,980	2,700,658
Intangible assets, net of accumulated amortization of $594,712 and $578,981, respectively	(6)	367,491	386,431
Other long-term assets	(7, 9)	263,551	275,122
Total long-term assets		4,241,811	4,286,159
Total assets		$5,782,065	$6,281,232

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Balance Sheets
(in thousands, except par value)	Notes	March 31, 2026	December 31, 2025

		(unaudited)
Liabilities and equity
Current liabilities:
Accrued and other current liabilities	(4, 9, 10, 15, 16)	$400,812	$439,481
Accounts payable		78,298	72,656
Total current liabilities		479,110	512,137
Long-term liabilities:
Long-term debt, net of current portion	(8)	1,646,557	1,654,428
Other long-term liabilities	(9, 10, 15)	324,692	336,513
Total long-term liabilities		1,971,249	1,990,941
Commitments and contingencies	(15)
Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding		—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding		—	—
Common shares, 0.01 EUR par value, authorized—410,000 shares, issued—206,801 and 217,685 shares, respectively	(13)	2,404	2,529
Additional paid-in capital	(13)	949,272	1,436,360
Retained earnings		2,802,017	2,748,390
Accumulated other comprehensive loss	(13)	(396,835)	(377,309)
Less treasury shares, at cost—551 and 764 shares, respectively		(25,152)	(31,816)
Total equity		3,331,706	3,778,154
Total liabilities and equity		$5,782,065	$6,281,232
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Income (Unaudited)
		Three Months Ended
		March 31,
(in thousands, except per share data)	Notes	2026	2025

Net sales	(4)	$492,320	$483,456
Cost of sales:
Cost of sales	(16)	169,459	161,294
Acquisition-related intangible amortization		13,258	13,481
Total cost of sales		182,717	174,775
Gross profit		309,603	308,681
Operating expenses:
Sales and marketing		114,606	106,334
Research and development		48,261	43,783
General and administrative		27,782	31,608
Acquisition-related intangible amortization		2,328	1,793
Restructuring, acquisition, integration and other, net	(16)	32,201	9,816
Total operating expenses		225,178	193,334
Income from operations		84,425	115,347
Other income (expense):
Interest income		10,562	15,390
Interest expense		(11,051)	(7,294)
Other income (expense), net		1,893	(3,894)
Total other income, net		1,404	4,202
Income before income tax expense		85,829	119,549
Income tax expense	(11)	17,786	28,791
Net income		$68,043	$90,758
Basic earnings per common share	(14)	$0.33	$0.42
Diluted earnings per common share	(14)	$0.33	$0.41

Weighted-average common shares outstanding:
Basic	(14)	207,009	218,377
Diluted	(14)	208,939	220,189
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Comprehensive Income (Unaudited)
		Three Months Ended
		March 31,
(in thousands)	Notes	2026	2025

Net income		$68,043	$90,758
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Gains (losses) on cash flow hedges, net of $479 tax expense and $4,063 tax benefit, respectively	(9)	1,379	(11,684)
Reclassification adjustments on cash flow hedges, net of $790 tax expense and $4,212 tax benefit, respectively	(9)	(2,273)	12,114
Cash flow hedges, net of tax		(894)	430
Net investment hedge	(9)	8,392	(16,382)
Foreign currency translation adjustments, net of $0 tax and $0 tax, respectively		(27,024)	48,845
Other comprehensive (loss) income		(19,526)	32,893
Comprehensive income		$48,517	$123,651

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Changes in Equity (Unaudited)
(in thousands)	Notes	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury shares		Total equity
		Shares	Amount				Shares	Amount

Balance at December 31, 2025		217,685	$2,529	$1,436,360	$2,748,390	($377,309)	(764)	($31,816)	$3,778,154
Capital repayment	(13)	(10,884)	(125)	(496,739)	—	—	38	—	(496,864)
Net income		—	—	—	68,043	—	—	—	68,043
Unrealized gain, net on hedging contracts	(9)	—	—	—	—	9,771	—	—	9,771
Realized gain, net on hedging contracts	(9)	—	—	—	—	(2,273)	—	—	(2,273)
Translation adjustment, net	(13)	—	—	—	—	(27,024)	—	—	(27,024)
Issuance of common shares in connection with stock plan		—	—	—	(14,416)	—	329	14,416	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(154)	(7,752)	(7,752)
Share-based compensation	(12)	—	—	9,651	—	—	—	—	9,651
Balance at March 31, 2026		206,801	$2,404	$949,272	$2,802,017	($396,835)	(551)	($25,152)	$3,331,706

Balance at December 31, 2024		223,904	$2,601	$1,666,070	$2,448,122	($474,539)	(1,614)	($74,915)	$3,567,339
Capital repayment	(13)	(6,219)	(72)	(280,153)	—	—	45	—	(280,225)
Net income		—	—	—	90,758	—	—	—	90,758
Unrealized loss, net on hedging contracts	(9)	—	—	—	—	(28,066)	—	—	(28,066)
Realized loss, net on hedging contracts	(9)	—	—	—	—	12,114	—	—	12,114
Translation adjustment, net	(13)	—	—	—	—	48,845	—	—	48,845
Issuance of common shares in connection with stock plan		—	—	—	(39,906)	—	836	39,906	—
Tax withholding related to vesting of stock awards	(12)	—	—	—	—	—	(396)	(15,227)	(15,227)
Share-based compensation	(12)	—	—	12,339	—	—	—	—	12,339
Balance at March 31, 2025		217,685	$2,529	$1,398,256	$2,498,974	($441,646)	(1,129)	($50,236)	$3,407,877
The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Three Months Ended
		March 31,
(in thousands)	Notes	2026	2025

Cash flows from operating activities:
Net income		$68,043	$90,758
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		51,211	43,908
Non-cash impairments	(7, 17)	15,218	2,537
Amortization of debt discount and issuance costs	(8)	587	492
Share-based compensation expense	(12)	9,651	12,339
Deferred tax benefit		(3,476)	(542)
Loss on marketable securities	(7)	—	968
Other items, net including fair value changes in derivatives		1,532	3,883
Net changes in operating assets and liabilities:
Accounts receivable		4,284	12,948
Inventories		(17,167)	2,171
Prepaid expenses and other current assets		(15,732)	(15,201)
Other long-term assets		281	713
Accounts payable		7,709	(5,968)
Accrued and other current liabilities		(45,477)	(38,860)
Income taxes		22,129	28,993
Other long-term liabilities		1,836	601
Net cash provided by operating activities		100,629	139,740

QIAGEN N.V. and Subsidiaries Condensed Consolidated Statements of Cash Flows (Unaudited)
		Three Months Ended
		March 31,
(in thousands)	Notes	2026	2025

Cash flows from investing activities:
Purchases of property, plant and equipment		(46,883)	(43,902)
Purchases of intangible assets	(6)	(1,598)	(362)
Purchases of short-term investments		—	(25,000)
Proceeds from redemptions of short-term investments		259,294	189,679
Cash received for collateral asset	(9)	1,040	926
Purchases of investments, net	(7)	(379)	(1,260)
Net cash provided by investing activities		211,474	120,081
Cash flows from financing activities:
Capital repayment	(13)	(496,749)	(280,086)
Tax withholding related to vesting of stock awards	(12)	(7,752)	(4,942)
Cash received (paid) for collateral liability	(9)	1,128	(1,480)
Other financing activities	(13)	(286)	(196)
Net cash used in financing activities		(503,659)	(286,704)
Effect of exchange rate changes on cash and cash equivalents		(1,160)	2,084
Net decrease in cash and cash equivalents		(192,716)	(24,799)
Cash and cash equivalents, beginning of period		839,005	663,555
Cash and cash equivalents, end of period		$646,289	$638,756
The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements (unaudited)
March 31, 2026
1. Corporate Information
QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a global leader in Sample to Insight solutions, that enable customers to extract and analyze molecular information from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. We serve more than 500,000 customers worldwide in Life Sciences (academia, pharmaceutical research and development and industrial applications, such as forensics) and molecular diagnostics (clinical healthcare). As of March 31, 2026, we employed approximately 5,500 people in over 35 locations worldwide.
2. Basis of Presentation and Accounting Policies
Basis of Presentation
The condensed consolidated financial statements include the accounts of QIAGEN N.V. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in either common stock or in-substance common stock of companies where we exercise significant influence over the operations but do not have control, and where we are not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for at our initial cost, minus any impairment, plus or minus changes from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information and generally in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the Securities and Exchange Commission (SEC) rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included.
We undertake acquisitions to complement our own internal product development activities. In December 2025, we acquired Parse Biosciences, Inc. a privately held, leading provider of scalable, instrument-free solutions for single-cell research located in Seattle, Washington. In May 2025, we acquired GNX Data Systems Ltd. (doing business as Genoox). Genoox, a privately held company founded in 2014 and headquartered in Tel Aviv, Israel, provides AI-powered software that enables clinical labs to scale and accelerate the processing of complex genetic tests. At the acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Actual results could differ from those estimates.
We operate as one operating segment in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 280, Segment Reporting. We have a common basis of organization and our products and services are offered globally. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. Accordingly, we operate and make decisions as one operating segment.
The results of operations for an interim period are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2025.
Summary of Significant Accounting Policies
The interim condensed consolidated financial statements were prepared based on the same accounting policies as those applied and described in the consolidated financial statements as of and for the year ended December 31, 2025.
Adoption of New Accounting Standards in 2026
ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets allows entities to use a practical expedient for measuring credit losses on accounts receivable and contract assets, assuming current conditions persist for their remaining life. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. We elected the practical expedient for estimating expected credit losses on current trade accounts receivable and current contract assets by assuming that current conditions as of the balance sheet date do not change for the remaining life of the assets. The adoption of this guidance on January 1, 2026 did not have a material impact on our condensed consolidated financial statements.
ASU 2024-04, Debt—Debt With Conversion and Other Options, Induced Conversions of Convertible Debt Instruments, clarifies the accounting requirements for settlements of debt instruments accounted for as induced conversions, including certain convertible debt instruments with cash conversion features and instruments that are not currently convertible. The ASU is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual reporting periods. We adopted the ASU on January 1, 2026 without material impact and will apply the guidance prospectively to induced conversions occurring after the adoption date.
New Accounting Standards Not Yet Adopted
As of March 31, 2026, the following recently issued but not yet adopted accounting pronouncements are expected to impact our consolidated financial statements:
ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) requires additional disaggregated expense disclosures in the notes to the financial statements for interim and annual periods. In January 2025, ASU 2025-01 clarified the effective dates: annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively or retrospectively. We are currently evaluating the impact and expect to adopt the ASU in our annual reporting for the year ended December 31, 2027.
ASU 2025-03, Business Combinations (ASC 805), Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, revises the guidance on identifying the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity (VIE), with the objective of improving comparability with acquisitions that do not involve VIEs. This ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. We do not expect a material impact and will apply the guidance prospectively to business combinations occurring after the adoption date.
ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software amends the guidance for accounting for internal-use software costs. The update clarifies and simplifies the capitalization requirements for costs incurred in the development of internal-use software, including both software developed or obtained for internal use and certain cloud computing arrangements. The amendments provide more specific criteria for when costs should be capitalized versus expensed, and require enhanced disclosures regarding the nature and amounts of capitalized internal-use software costs. This ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those annual periods. Early adoption is permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements and intend to adopt at the effective date.
ASU 2025-09, Derivatives and Hedging, Hedge Accounting Improvement aligns the hedge accounting with the economics of risk management activities. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact of ASU 2025-09 and anticipate adopting prospectively at the effective date with our interim reporting in 2027.
ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, establishes authoritative guidance for the recognition, measurement, presentation, and related disclosures of government grants received by business entities. The guidance is effective for public business entities for annual reporting periods beginning after December 15, 2028 (and interim periods within those annual periods); early adoption is permitted. The amendments may be applied using a modified prospective, modified retrospective, or retrospective transition approach. We are currently evaluating the impact and expect to adopt the ASU in our annual reporting for the year ended December 31, 2029.
ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, clarifies when Topic 270 applies, improves the navigability of interim disclosure requirements (including a comprehensive list of interim disclosures required by GAAP), and adds a principle to disclose events since the last annual reporting period that have a material impact. The amendments are effective for public business entities for interim reporting periods within annual reporting periods beginning after December 15, 2027 (early adoption permitted) and may be applied prospectively or retrospectively. We expect to adopt prospectively beginning with our interim reporting in 2028.
3. Acquisitions
We undertake acquisitions to complement our own internal product development activities. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing.
2025 Business Combinations
Parse Biosciences, Inc.
On December 2, 2025, we acquired 100% of the shares of Parse Biosciences, Inc. (Parse). Parse, a leading provider of scalable, chemistry-based single-cell solutions was founded in 2018 in Seattle, Washington. Its proprietary Evercode™ platform enables instrument-free, high-throughput RNA workflows with unmatched flexibility and ease of use. The company also offers the cloud-based Trailmaker™ software suite for intuitive data analysis and GigaLab, a service platform capable of processing large-scale projects. Parse serves more than 3,000 customers in over 40 countries.
The cash consideration totaled $231.0 million. Of this amount, $33.0 million was retained in an escrow account which is available to cover working capital adjustments and claims for breach of any representations, warranties or indemnities. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. Under the purchase agreement, potential contingent payments through 2027 total $55.0 million, of which the fair value of $13.4 million was recorded as purchase price. The fair value was initially estimated using a Monte Carlo option pricing model with inputs based on the business plan and historical peer‑group data and subsequently measured using a probability‑weighted discounted cash flow model applying a weighted‑average cost of capital of 11.4% to 11.8%. We incurred $4.5 million acquisition related costs to effect the business combination, which was incurred during the year ended December 31, 2025, and is included in restructuring, acquisition, integration and other, net.
The allocation of the purchase price is preliminary and not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the consolidated financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes.
The preliminary purchase price allocation as of March 31, 2026 differed from the initial preliminary purchase price allocation as follows:

(in thousands)	As of March 31, 2026	As of December 2, 2025	Difference

Purchase Price:
Cash consideration	$231,010	$229,147	$1,863
Fair value of contingent consideration	13,400	13,400	—
	$244,410	$242,547	$1,863

Preliminary Allocation:
Cash	$4,552	$4,552	$—
Accounts receivable	3,540	3,540	—
Inventories	6,057	6,057	—
Prepaid expenses and other current assets	2,011	2,011	—
Accounts payable	(947)	(947)	—
Accruals and other current liabilities	(6,900)	(6,900)	—
Other long-term liabilities	(11,303)	(11,303)	—
Fixed and other long-term assets	16,124	16,124	—
Developed technology	60,700	60,700	—
Trade name	2,200	2,200	—
Customer base	38,100	38,100	—
Other intellectual property	19	19	—
Goodwill	141,691	139,828	1,863
Deferred tax asset	14,375	14,375	—
Deferred tax liability on fair value of identifiable intangible assets acquired	(25,809)	(25,809)	—
	$244,410	$242,547	$1,863
The weighted average amortization period for the acquired intangibles is 14.8 years. The goodwill acquired is not deductible for tax purposes.

At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. Revenue and earnings in the reporting period since the acquisition date have not been significant. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.
GNX Data Systems Ltd.
On May 23, 2025, we acquired 100% of the shares of GNX Data Systems Ltd. (doing business as Genoox), a privately held company based in Tel Aviv, Israel. Genoox provides a cloud-based AI platform that connects clinicians, genetic counselors, and healthcare organizations, allowing them to extract actionable insights from genomic data. The cash consideration paid, net of cash acquired was $66.6 million. The acquisition included contingent consideration totaling $10.0 million, which is recorded as part of the purchase price based on the acquisition date fair value of $4.6 million using a probability-weighted analysis of the future milestones applying a discount rate of 11.4%. Potential contingent payments are due through 2026.
The acquisition is not significant to the overall condensed consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our condensed consolidated results of operations include the operating results from the acquired company from the acquisition date. As of March 31, 2026, the allocation of the purchase price was preliminary as we continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

4. Revenue
Contract Estimates
The majority of our revenue is derived from (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected, as a practical expedient, not to disclose the value of remaining performance obligations associated with these types of contracts.
However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of March 31, 2026, we had $115.1 million of remaining performance obligations for which the transaction price is not constrained related to these contracts of which we expect to recognize approximately 50% over the next 12 to 18 months.
Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.
Contract Balances
The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the condensed consolidated balance sheet.
Contract assets as of March 31, 2026 and December 31, 2025 totaled $10.5 million and $10.2 million, respectively, and are included in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.
Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and is primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of March 31, 2026 and December 31, 2025, contract liabilities totaled $97.4 million and $95.5 million, respectively, of which $82.7 million and $79.4 million, respectively, are included in accrued and other current liabilities and $14.7 million and $16.1 million, respectively, are included in other long-term liabilities. During the three months ended March 31, 2026 and 2025, we satisfied the associated performance obligations and recognized revenue of $29.4 million and $32.0 million, respectively, related to advance customer payments previously received.
Disaggregation of Revenue
We disaggregate our revenue based on product type and product group as shown in the tables below for the three-month periods ended March 31, 2026 and 2025:

Product type	Three Months Ended March 31,
(in thousands)	2026	2025

Consumables and related revenues	$444,772	$435,064
Instruments	47,548	48,392
Total net sales	$492,320	$483,456

Product group	Three Months Ended March 31,
(in thousands)	2026	2025

Sample technologies	$169,593	$149,858
Diagnostic solutions	184,816	186,547
PCR/Nucleic acid amplification	68,991	76,129
Genomics/NGS	56,638	53,202
Other	12,282	17,720
Total net sales	$492,320	$483,456
Refer to Note 17 "Segment Information" for disclosure of revenue by geographic region.
5. Inventories
The components of inventories consist of the following as of March 31, 2026 and December 31, 2025:

(in thousands)	March 31, 2026	December 31, 2025

Raw materials	$50,171	$54,163
Work in process	78,375	78,419
Finished goods	181,060	169,306
Total inventories, net	$309,606	$301,888

6. Intangible Assets
The following table sets forth the intangible assets by major asset class as of March 31, 2026 and December 31, 2025:

	March 31, 2026		December 31, 2025
(in thousands)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Amortized intangible assets:
Patent and license rights	$92,094	($55,672)	$92,497	($53,913)
Developed technology	721,815	(470,683)	724,266	(458,999)
Customer base, trademarks and non-compete agreements	148,294	(68,357)	148,649	(66,069)
Total amortized intangible assets	$962,203	($594,712)	$965,412	($578,981)
Unamortized intangible assets:
Goodwill	$2,695,980		$2,700,658
The changes in intangible assets in 2026 are summarized as follows:

(in thousands)	Goodwill	Intangibles

Balance at December 31, 2025	$2,700,658	$386,431
Purchase adjustments	1,863	—
Additions	—	489
Amortization	—	(17,601)
Foreign currency translation adjustments	(6,541)	(1,828)
Balance at March 31, 2026	$2,695,980	$367,491
The changes in the carrying amounts of goodwill and intangibles for the three months ended March 31, 2026 include changes from the acquisition of Parse Biosciences, Inc. in December 2025 and foreign currency translation adjustments driven primarily by changes in the euro and Swiss franc.
Cash paid for purchases of intangible assets in the accompanying condensed consolidated statement of cash flows during the three months ended March 31, 2026 totaled $1.6 million, of which $1.1 million is for prepayments recorded in other long-term assets in the accompanying condensed consolidated balance sheet, and $0.5 million is related to current period cash payments for intangible assets.
For the three-month period ended March 31, 2026, amortization expense on intangible assets decreased to $17.6 million compared to $17.7 million in the same period of 2025.
Amortization of intangibles for each of the next five years is expected to be approximately:

Year ending December 31, (in millions)	Annual amortization

2027	$62.5
2028	$59.4
2029	$31.7
2030	$23.7
2031	$22.0
7. Investments
The following discusses our non-marketable investments and the realized and unrealized gains and losses on these investments.
Non-Marketable Investments
We have made strategic investments in certain privately-held companies without readily determinable market values.
Non-Marketable Investments Accounted for Under the Equity Method
As of March 31, 2026 and December 31, 2025, we had total non-marketable investments that were accounted for as equity method investments of $15.9 million and $14.1 million, respectively, included in other long-term assets in the accompanying condensed consolidated balance sheets. During the three-month period ended March 31, 2025, we recorded an impairment of $2.5 million in other expense, net in the accompanying condensed consolidated statements of income following adverse changes in the investee's business which indicated that the carrying value was no longer recoverable.
Some of our equity method investments are variable interest entities. We are not considered the primary beneficiary of these investments as we do not hold the power to direct the activities that most significantly impact the economic performance of these entities, and therefore, these investments are not consolidated. As of March 31, 2026, these investments had a total net carrying value of $13.4 million, of which $13.5 million, representing our maximum exposure to loss, is included in other long-term assets and $0.1 million, where we are committed to fund losses, is included in other long-term liabilities in the accompanying condensed consolidated balance sheet. As of December 31, 2025, these investments totaled a net $12.8 million, of which $12.9 million is included in other long-term assets and $0.1 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet.
One of our investments, TVM Life Science Ventures III (TVM), is a limited partnership, and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty. As of March 31, 2026, we have $2.2 million of unfunded commitments through 2029. We do not have the right to redeem these funds under the normal course of operations of this partnership.
Non-Marketable Investments Not Accounted for Under the Equity Method
At March 31, 2026 and December 31, 2025, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $6.0 million and $5.8 million, respectively, which are included in other long-term assets in the accompanying condensed consolidated balance sheets. These investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes resulting from impairment and observable price changes are recognized in the condensed consolidated statements of income during the period the change is identified.
The changes in non-marketable investments not accounted for under the equity method during the three months ended March 31, 2026 and 2025 are as follows:

(in thousands)	2026	2025

Balance at beginning of year	$5,752	$4,283
Cash investments in equity securities, net	379	133
Foreign currency translation adjustments	(123)	166
Balance at end of period	$6,008	$4,582
8. Debt
At March 31, 2026 and December 31, 2025, total long-term debt, net of debt issuance costs, consists of the following:

(in thousands)	March 31, 2026	December 31, 2025

0.000% Senior Unsecured Convertible Notes due 2027	$26,000	$26,000
2.500% Senior Unsecured Convertible Notes due 2031	495,462	495,254
2.000% Senior Unsecured Convertible Notes due 2032	742,679	742,394
German Private Placement (2017 Schuldschein)	16,667	17,032
German Private Placement (2022 Schuldschein)	365,749	373,748
Total long-term debt	1,646,557	1,654,428
Less: Current portion	—	—
Long-term portion	$1,646,557	1,654,428

The notes are all unsecured obligations that rank pari passu. No contingent conversion conditions were triggered as of March 31, 2026.

The principal amount, carrying amount and fair values of long-term debt instruments are summarized below:

	As of March 31, 2026
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair Value
(in thousands)				Amount	Leveling

Convertible Notes due 2027	$26,000	$—	$26,000	$24,508	Level 1
Convertible Notes due 2031	500,000	(4,538)	495,462	514,270	Level 1
Convertible Notes due 2032	750,000	(7,321)	742,679	760,208	Level 1
German Private Placement (2017 Schuldschein)	16,673	(6)	16,667	16,270	Level 2
German Private Placement (2022 Schuldschein)	366,207	(458)	365,749	356,453	Level 2
	$1,658,880	($12,323)	$1,646,557	$1,671,709

	As of December 31, 2025
	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Fair value
(in thousands)				Amount	Leveling

Convertible Notes due 2027	$26,000	$—	$26,000	$23,844	Level 1
Convertible Notes due 2031	500,000	(4,746)	495,254	520,570	Level 1
Convertible Notes due 2032	750,000	(7,606)	742,394	762,600	Level 1
German Private Placement (2017 Schuldschein)	17,039	(7)	17,032	16,692	Level 2
German Private Placement (2022 Schuldschein)	374,234	(486)	373,748	366,130	Level 2
	$1,667,273	($12,845)	$1,654,428	$1,689,836

Interest expense related to the convertible notes for the three months ended March 31, 2026 and 2025 was comprised of the following:

	Three Months Ended March 31,
(in thousands)	2026	2025

Coupon interest	$6,875	$3,125
Amortization of debt issuance costs	493	341
Total interest expense related to the convertible notes	$7,368	$3,466

Convertible Notes due 2032
On September 4, 2025, we issued 2.0% cash convertible notes in an aggregate principal amount of $750.0 million with a maturity date of September 4, 2032 (2032 Notes). The 2032 Notes carry interest of 2.0% per annum payable semi-annually in arrears. The net proceeds of the 2032 Notes totaled $742.0 million, after debt issuance costs of $8.0 million. Debt issuance costs are amortized to interest expense over the term of the 2032 Notes. The effective interest rate of the 2032 Notes is 2.16%.
The 2032 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 3,094.3562 shares per $200,000 principal amount of notes (which represented an initial conversion price of $64.6338 per share, or 11.6 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note 13 "Equity," the adjusted conversion rate became 3,091.0563 shares per 200,000 principal amount of notes, which represents an adjusted conversion price per share of 64.7028. At conversion, we will settle the 2032 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2032 Notes may be redeemed at the option of each noteholder at their principal amount on September 4, 2030 or in connection with a change of control or delisting event.
The 2032 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October 15, 2025 through March 3, 2032:
•if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or
•if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
•if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or

•if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.
The noteholders may convert their notes at any time, without condition, during the period beginning on March 4, 2032 and ending on the 45th business day prior to September 4, 2032.
No contingent conversion conditions were triggered for the 2032 Notes as of March 31, 2026 or December 31, 2025.
Convertible Notes due 2031
On September 10, 2024, we issued 2.50% convertible notes in an aggregate principal amount of $500.0 million with a maturity date of September 10, 2031 (2031 Notes). The 2031 Notes carry interest of 2.50% per annum payable semi-annually in arrears. The net proceeds of the 2031 Notes totaled $494.2 million, after debt issuance costs of $5.8 million. Debt issuance costs are amortized to interest expense over the term of the 2031 Notes. The effective interest rate of the 2031 Notes is 2.68%.
The 2031 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 3,124.3702 shares per $200,000 principal amount of notes (which represented an initial conversion price of $64.0129 per share, or 7.8 million underlying shares). In connection with the July 2025 dividend payment discussed in Note 13 "Equity," the conversion price per share was adjusted to $63.6890. Following the January 2026 synthetic share repurchase discussed in Note 13 "Equity," the adjusted conversion rate became 3,136.9055 shares per 200,000 principal amount of notes, which represents an adjusted conversion price per share of 63.7571. At conversion, we will settle the 2031 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2031 Notes may be redeemed at the option of each noteholder at their principal amount on September 10, 2029 or in connection with a change of control or delisting event.
The 2031 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October 21, 2024 through March 9, 2031:
•if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or
•if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or
•if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or

•if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period.
The noteholders may convert their notes at any time, without condition, during the period beginning on March 10, 2031 and ending on the 45th business day prior to September 10, 2031.
No contingent conversion conditions were triggered for the 2031 Notes as of March 31, 2026 or December 31, 2025.
Convertible Notes due 2027
On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million.
The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Notes.
On the December 17, 2025 put date, $474.0 million of the 2027 Notes was repaid at the election of the bondholders, after which the remaining $26.0 million was reclassified to long-term debt.
The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 2,477.65 shares per $200,000 principal amount of notes (which represents an initial conversion price of $80.7218 per share, or 6.2 million underlying shares). In connection with the July 2025 dividend payment discussed in Note 13 "Equity," the conversion price per share was adjusted to $80.3908. Following the January 2026 synthetic share repurchase discussed in Note 13 "Equity," the adjusted conversion rate became 2,485.1914 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $80.4767. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares.
The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after January 27, 2021 through June 16, 2027:
•if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on such trading day; or
•if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
•if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or
•if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
•in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
•if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.
The noteholders may convert their notes at any time, without condition, during the period beginning June 17, 2027 and ending on the 45th business day prior to December 17, 2027.
No contingent conversion conditions were triggered for the 2027 Notes as of March 31, 2026 or December 31, 2025.

German Private Placement (2017 Schuldschein)
In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. The 2017 Schuldschein consisted of one U.S. dollar and several euro-denominated tranches. In June 2024, we repaid a total of $101.5 million at maturity for two tranches that matured. In October 2022, we repaid $153.0 million for four tranches that matured. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of March 31, 2026 totaled $0.5 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.
The following table shows the last remaining tranche of the 2017 Schuldschein as of March 31, 2026 and December 31, 2025:

				Carrying value (in thousands) as of
Currency	Notional amount	Interest rate	Maturity	March 31, 2026	December 31, 2025

EUR	€14.5 million	Fixed 1.61%	June 2027	$16,667	$17,032
German Private Placement (2022 Schuldschein)
In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. In July 2025, we repaid $60.2 million for the €51.5 million tranche that matured. The 2022 Schuldschein consists of euro-denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 9 "Derivatives and Hedging." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of March 31, 2026 totaled $45.3 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.
A summary of the tranches as of March 31, 2026 and December 31, 2025 is as follows:

				Carrying value (in thousands) as of
Currency	Notional Amount	Interest Rate	Maturity	March 31, 2026	December 31, 2025

EUR	€62.0 million	Fixed 2.741%	July 2027	$71,258	$72,814
EUR	€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	33,905	34,645
EUR	€37.0 million	Fixed 3.044%	July 2029	42,501	43,430
EUR	€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	118,311	120,898
EUR	€9.5 million	Fixed 3.386%	July 2032	10,907	11,146
EUR	€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	8,611	8,800
EUR	€70.0 million	Fixed 3.04%	August 2035	80,256	82,015
				$365,749	$373,748

Revolving Credit Facility
Our credit facilities available and undrawn at March 31, 2026 total €413.0 million (approximately $474.9 million). This includes a €400.0 million syndicated revolving credit facility expiring December 2030 (with one additional annual extension option) and two other lines of credit amounting to €13.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. The revolving facility agreement contains certain non-financial covenants including, but not limited to, restrictions on the encumbrance of assets. We were in compliance with these covenants at March 31, 2026. The credit facilities are for general corporate purposes and no amounts were utilized at March 31, 2026 or December 31, 2025. Of the €13.0 million facilities, €8.2 million is used for bank guarantees and letters of credit at March 31, 2026.
9. Derivatives and Hedging
Objective and Strategy
In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest-bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of March 31, 2026, cash collateral positions consisted of of $1.8 million recorded in accrued and other current liabilities and $21.5 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet. As of December 31, 2025, we had cash collateral positions consisting of $0.7 million recorded in accrued and other current liabilities and $22.5 million recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet.
Non-Derivative Hedging Instrument
Net Investment Hedge
We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as a net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in both U.S. dollars and euros for a total amount of $331.1 million as described in Note 8 "Debt." Since then, all but one of the tranches was paid as described in Note 8 "Debt," and as of March 31, 2026, €14.5 million remains designated as a hedging instrument against a portion of our euro net investments in our foreign operations. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 8 "Debt" and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. As further discussed in Note 8 "Debt", €51.5 million of the 2022 Schuldschein matured and repaid in July 2025 and as a result, €318.5 million remained designated as hedging instrument as of March 31, 2026. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of March 31, 2026 and December 31, 2025 is $45.8 million and $54.2 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of March 31, 2026 and December 31, 2025.

Derivatives Designated as Hedging Instruments
Cash Flow Hedges
As of March 31, 2026 and December 31, 2025, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of March 31, 2026, we expect approximately $1.6 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the condensed consolidated statements of cash flows in the same category as the hedged item.
We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In August 2025, we settled these cross-currency interest rate swaps at maturity. In September 2022, we entered into five new cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cash flow hedges. In November 2024, we settled these cross-currency interest rate swaps and we entered into eight new cross-currency interest rate swaps with various maturities through 2026 for a total notional amount of CHF 280.0 million which qualify for hedge accounting as cash flow hedges. In May 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2028 for a notional amount of CHF 70.0 million. In November 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2027 for a notional amount of CHF 70.0 million.
We determined that no ineffectiveness exists related to these swaps. As of March 31, 2026 and December 31, 2025, interest receivables of $4.2 million and $1.1 million, respectively, are recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.
Derivatives Not Designated as Hedging Instruments
Foreign Exchange Contracts
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.
We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $627.3 million at March 31, 2026, which expire at various dates through November 2026. At December 31, 2025, these arrangements had an aggregate notional value of $488.5 million. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income (expense), net.

Fair Values of Derivative Instruments
The following table summarizes the fair value amounts of derivative instruments as of March 31, 2026 and December 31, 2025. The current assets are included in prepaid expenses and other current assets and the current liabilities are included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets. The long-term assets are included in other long-term assets and the long-term liabilities are included in other long-term liabilities in the accompanying condensed consolidated balance sheets.

	As of March 31, 2026		As of December 31, 2025
(in thousands)	Current asset	Long-term asset	Current asset	Long-term asset

Assets:
Undesignated derivative instruments
Foreign exchange forwards and options	$6,640	$—	$2,448	$—
Total derivative assets	$6,640	$—	$2,448	$—

	As of March 31, 2026		As of December 31, 2025
(in thousands)	Current liability	Long-term liability	Current liability	Long-term liability

Liabilities:
Derivative instruments designated as hedges
Interest rate contracts - cash flow hedge(1)	($16,910)	($3,596)	($18,194)	($4,169)

Undesignated derivative instruments
Foreign exchange forwards and options	(7,070)	—	(1,978)	—
Total derivative liabilities	($23,980)	($3,596)	($20,172)	($4,169)
(1)The fair value amounts for the interest rate contracts do not include accrued interest.

Gains and Losses on Derivative Instruments
The following tables summarize the gains and losses on derivative instruments for the three-month periods ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
(in thousands)	Other income (expense), net	Other income (expense), net

Total amounts presented in the Condensed Consolidated Statements of Income (Loss) in which the effects of cash flow and fair value hedges are recorded	$1,893	($3,894)

Gains (Losses) on Derivatives in Cash Flow Hedges
Interest rate contracts
Amount of (loss) gain reclassified from accumulated other comprehensive loss	($3,063)	$16,326
Amounts excluded from effectiveness testing	—	—

Gains (Losses) Derivatives Not Designated as Hedging Instruments
Foreign exchange forwards and options	(877)	5,664

Total (losses) gains	($3,940)	$21,990
10. Financial Instruments and Fair Value Measurements
Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
•Level 1. Observable inputs, such as quoted prices in active markets;
•Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
•Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table presents our fair value hierarchy for our financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2026 and December 31, 2025:

	As of March 31, 2026				As of December 31, 2025
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents	$256,807	$—	$—	$256,807	$647,809	$—	$—	$647,809
Non-marketable equity securities	—	—	6,008	6,008	—	—	5,752	5,752
Foreign exchange forwards and options	—	6,640	—	6,640	—	2,448	—	2,448
Total financial assets	$256,807	$6,640	$6,008	$269,455	$647,809	$2,448	$5,752	$656,009
Liabilities:
Foreign exchange forwards and options	$—	($7,070)	$—	($7,070)	$—	($1,978)	$—	($1,978)
Interest rate contracts - cash flow hedge	—	(20,506)	—	(20,506)	—	(22,363)	—	(22,363)
Contingent consideration	—	—	(22,270)	(22,270)	—	—	(22,753)	(22,753)
Total financial liabilities	$—	($27,576)	($22,270)	($49,846)	$—	($24,341)	($22,753)	($47,094)
The carrying values of financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities.
Our assets and liabilities measured at fair value on a recurring basis consist of cash equivalents and short-term investments, which are classified in Level 1 and Level 2 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk, derivative contracts to protect part of the net investments in foreign operations against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar, which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals, which are classified in Level 3 of the fair value hierarchy; and non-marketable equity securities remeasured as of March 31, 2026 and December 31, 2025 within Level 3 in the fair value hierarchy. There were no transfers between levels during the three months ended March 31, 2026.
In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common share price, the risk-free interest rate, and the implied volatility of our common shares.
Our Level 3 instruments include non-marketable equity security investments. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. Refer to Note 7 "Investments" for the change in non-marketable equity securities with Level 3 inputs during the three-month periods ended March 31, 2026 and 2025.
Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met, such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and discount rate of 11.6%, to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration and reflect any change in the accrual in the condensed consolidated statements of income (loss) in the line items commensurate with the underlying nature of the milestone arrangements.
For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity for the three-month periods ended March 31, 2026 and 2025:

(in thousands)	2026	2025

Balance at beginning of year	($22,753)	($20,650)
Changes in fair value	483	—
Balance at end of period	($22,270)	($20,650)
As of March 31, 2026, of the total of $22.3 million accrued for contingent consideration, $15.6 million is included in accrued and other current liabilities and $6.7 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet.
The estimated fair value of long-term debt, as disclosed in Note 8 "Debt," was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.
The fair values of the financial instruments are presented in Note 8 "Debt" and were determined as follows:
Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Convertible Notes due in 2027, 2031 and 2032.
German Private Placements: Fair value is based on an estimation using changes in the euro swap rates.
There were no adjustments in the three-month periods ended March 31, 2026 and 2025 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.
11. Income Taxes
The quarterly provision for income taxes is based upon the estimated annual effective tax rate for the year, applied to the current period ordinary income before tax plus the tax effect of any discrete items. Our operating subsidiaries are exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements.
In the first quarters of 2026 and 2025, our effective tax rates were 20.7% and 24.1%, respectively. The decrease was primarily due to lower pre-tax income in 2026, which increased the relative impact of benefits from certain tax structures and incentives. The effective tax rate was also favorably impacted by a lower expected top-up tax in 2026 compared to 2025. We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in certain jurisdictions. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. The Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two) effective January 1, 2024. The Netherlands formally enacted the Pillar Two legislation into domestic law. We are subject to the top-up tax in relation to our operations in Poland.
We assess uncertain tax positions in accordance with ASC 740 Income Taxes. At March 31, 2026, our gross unrecognized tax benefits totaled approximately $143.0 million which, if recognized, would favorably affect our effective tax rate in any future period. However, various events could cause our current expectations to change in the future. While we believe our income tax contingencies are adequate, the final resolution of these issues, if unfavorable, could have a material impact on the consolidated financial statements. We cannot reasonably estimate the range of the potential outcomes of these matters.
We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany, and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout various jurisdictions. Tax years in the Netherlands are potentially open back to 2013 for income tax examinations by the Netherlands taxing authority. The German group is open to examination for the tax years starting in 2017 and in 2022, the German taxing authority commenced an examination covering 2017 to 2019 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by taxing authorities beginning with the year ended December 31, 2022 through the current period. In late 2023, the U.S Internal Revenue Service commenced a U.S. federal income tax examinations for the periods 2014 to 2020. Our other subsidiaries, with few exceptions, are no longer open to income tax examinations by taxing authorities for years before 2021.
As of March 31, 2026, residual Netherlands' income taxes have not been provided on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either permanently reinvested or can be repatriated tax free under the Dutch participation exemption.
12. Share-Based Compensation
Stock Units
Stock units represent rights to receive our common shares at a future date and include restricted stock units which are subject to time-based vesting only and performance stock units which include performance conditions in addition to time-based vesting. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.
At March 31, 2026, there was $62.4 million remaining in unrecognized compensation cost net of estimated forfeitures related to these awards, which is expected to be recognized over a weighted-average period of 1.41 years.
Share-Based Compensation Expense
For the three-month periods ended March 31, 2026 and 2025, share-based compensation expense was as follows:

	Three Months Ended March 31,
(in thousands)	2026	2025

Cost of sales	$1,418	$1,405
Research and development	2,067	1,975
Sales and marketing	3,252	3,276
General and administrative	2,914	5,683
Share-based compensation expense before taxes	$9,651	$12,339
General and administrative expense for the three-month period ended March 31, 2026 was favorably impacted by revised forfeiture estimates for unvested share-based awards granted to the Chief Executive Officer, reflecting the expected timing of his planned departure.

13. Equity
2025 Dividend Declaration
On June 26, 2025 at the Annual General Meeting, shareholders of QIAGEN N.V. approved a cash dividend of $0.25 per common share with a record and ex-date of July 2, 2025. On July 10, 2025, a total of $54.2 million in cash dividends were paid to our shareholders.
2026 Synthetic Share Repurchase
In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.96 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 20 existing common shares with a nominal value of EUR 1.96 each were consolidated into 19 new common shares with a nominal value of EUR 2.07 each. The third amendment was a reduction of the nominal value per common share from EUR 2.07 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $496.7 million was returned to shareholders through the transaction which reduced the total number of outstanding shares by 10.9 million, or 5.0%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity through the three months ended March 31, 2026.
2025 Synthetic Share Repurchase
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.24 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 36 existing common shares with a nominal value of EUR 1.24 each were consolidated into 35 new common shares with a nominal value of EUR 1.28 each. The third amendment was a reduction of the nominal value per common share from EUR 1.28 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $280.1 million was repaid to our shareholders and the outstanding number of common shares was reduced by 6.2 million, or 2.8%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity during 2025.
Accumulated Other Comprehensive Loss
The following table is a summary of the components of accumulated other comprehensive loss as of March 31, 2026 and December 31, 2025:

(in thousands)	March 31, 2026	December 31, 2025

Net unrealized loss on hedging contracts, net of tax	($44,248)	($51,745)
Net unrealized gain on pension, net of tax	402	401
Foreign currency effects from intercompany long-term investment transactions, net of tax benefits of $13.2 million in 2026 and 2025	(33,457)	(33,415)
Foreign currency translation adjustments	(319,532)	(292,550)
Accumulated other comprehensive loss	($396,835)	($377,309)

14. Earnings Per Common Share
We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised.
The following table for the three-month periods ended March 31, 2026 and 2025 summarizes the information used to compute earnings (loss) per common share:

	Three Months Ended March 31,
(in thousands, except per share data)	2026	2025

Net income	$68,043	$90,758

Weighted average number of common shares used to compute basic earnings per common share	207,009	218,377
Dilutive effect of outstanding restricted stock units	1,930	1,812
Weighted average number of common shares used to compute diluted earnings per common share	208,939	220,189

Outstanding stock awards having no dilutive effect, not included in above calculation	99	—

Basic earnings per common share	$0.33	$0.42
Diluted earnings per common share	$0.33	$0.41
For purposes of considering the 2027 Notes, 2031 Notes and the 2032 Notes, as discussed further in Note 8 "Debt," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes, 2031 Notes and the 2032 Notes were out of the money and anti-dilutive during the period from January 1, 2025 through March 31, 2026, they were excluded from the diluted earnings per common share calculations in 2025 and 2026.

15. Commitments and Contingencies
Contingent Consideration Commitments
Pursuant to the purchase agreements for certain acquisitions, we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain revenue and operating result milestones. Milestone payments total $71.9 million may be triggered through the end of 2027. Based on the current estimate of potential milestone payments, $15.6 million is included in accrued and other current liabilities and $6.7 million is included in other long-term liabilities in the accompanying condensed consolidated balance sheet as of March 31, 2026. Refer to Note 10 "Financial Instruments and Fair Value Measurements" for changes in the contingent consideration liabilities.
Contingencies
In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. At the time product revenue is recognized, a provision for estimated future warranty costs is recorded in cost of sales based on historical experience. We periodically review the provision and adjust, if necessary, based on actual experience and estimated costs to be incurred. We believe our warranty reserves, which totaled $3.2 million as of March 31, 2026 and December 31, 2025, appropriately reflect the estimated cost of such warranty obligations.
Litigation
From time to time, we may be party to legal proceedings incidental to our business. As of March 31, 2026, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN N.V. or its subsidiaries. These matters have arisen in the ordinary course and conduct of business as well as through acquisition. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. We are not party to any material legal proceeding as of the date of this report.

16. Restructuring
2025 Restructuring
In the fourth quarter of 2025, management approved restructuring activities as an extension of the efficiency program implemented in 2024, with the objective of further enhancing operational performance. The restructuring plan principally entails the elimination or relocation of certain positions, including consolidation of specific functions to lower cost locations. Total costs, including impairments, consulting and advisory costs, are estimated to be approximately $65.0 million, of which approximately $15.0 million is expected to be incurred during the remainder of 2026. We expect to identify further actions.
The exit cost liability is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets as summarized in the following table:

(in thousands)	Employee-related costs	Exit and other costs	Total

Liability at December 31, 2025	$9,726	$165	$9,891
Costs in 2026	9,437	8,935	18,372
Release of accruals	(1,132)	(1)	(1,133)
Cash payments	(3,974)	(249)	(4,223)
Foreign currency translation adjustment	319	47	366
Liability at March 31, 2026	$14,376	$8,897	$23,273

Classification and Type of Charge (in thousands)	Three Months Ended March 31, 2026	Cumulative charges through March 31, 2026

Cost of sales:
Employee-related costs	$32	$1,118
	$32	$1,118

Restructuring, acquisition, integration and other, net:
Exit and other costs	$8,934	$12,464
Employee-related costs	8,273	17,678
	$17,207	$30,142
Total costs	$17,239	$31,260
2024 Efficiency Program
In June 2024, we commenced initiatives to improve the overall efficiency and profitability of the Company. Overall, the initiatives include activities to improve global efficiency through targeted measures to reduce hierarchies and drive increased digitalization and automation for improved resource allocation and profitable growth. This program was completed in 2025.

The exit cost liability is included in accrued and other current liabilities in the accompanying condensed consolidated balance sheets as summarized in the following table:

(in thousands)	Employee-related costs	Exit and other costs	Total

Liability at December 31, 2025	$5,156	$1,018	$6,174
Costs in 2026	291	160	451
Release of excess accruals	(38)	(277)	(315)
Payments	(2,658)	(868)	(3,526)
Foreign currency translation adjustment	44	(27)	17
Liability at March 31, 2026	$2,795	$6	$2,801
Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and retention bonuses incurred during transition periods. Exit and other costs include contract termination costs, primarily with suppliers and professional service fees to support the program.

Classification and Type of Charge (in thousands)	Three Months Ended March 31, 2026	Cumulative charges through March 31, 2026

Cost of sales:
Exit and other costs	$456	$25,342
Employee-related costs	141	13,309
	$597	$38,651

Restructuring, acquisition, integration and other, net:
Exit and other costs	($573)	$19,091
Employee-related costs	112	28,107
	($461)	$47,198
Total costs	$136	$85,849

17. Segment Information
We manage our business activities on a consolidated basis and operate as a single operating segment, focusing on the development and distribution of sample and assay technologies in the molecular diagnostics and life sciences markets. We have a common basis of organization and the single operating segment reflects the way in which our Chief Executive Officer, who is the Chief Operating Decision Maker (CODM), evaluates the Company’s financial performance, makes decisions with regards to business operations and allocates resources based on evaluations of QIAGEN as a whole.
We are a leader in molecular research and testing solutions, and our products and services are offered globally. Our product portfolio addresses a wide range of applications and is grouped into two main categories:
•Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services; and
•Instruments and related services, which include laboratory automation platforms, such as sample preparation systems, which streamline workflows in research and diagnostic labs.
Refer to Note 4 "Revenue" for disaggregation of revenue based on product type and product category.
The CODM assesses the performance of the Company using consolidated net income as the measure of segment profit or loss because it captures the financial impact of the Company’s operating and financing decisions as well as its tax obligations. This measure provides a holistic view of the Company’s profitability and is considered the most relevant metric for decision-making for the Company as a whole.
The CODM utilizes consolidated net income to make strategic decisions about:
•Investment Priorities: Determining the allocation of resources to growth initiatives, research and development or other key operational areas.
•Investment in Research and Development: Determining the appropriate level of funding for R&D initiatives to drive innovation and maintain the Company's competitive edge.
•Market Expansion: Assessing the financial viability of entering new markets or expanding in existing ones to foster growth.
•Cost Management: Evaluating the efficiency of current operations, identifying opportunities for cost optimization and improving operational efficiency across the organization.
•Capital Deployment: Assessing the Company’s ability to reinvest profits into the business or return value to shareholders through capital repayments, dividends or share repurchases.
The CODM reviews certain significant expense categories when evaluating the Company’s operational performance. These include adjusted costs of sales and the resulting adjusted gross profit and margin as well as adjusted operating expenses and the associated adjusted operating income and margin.

The following table presents selected financial information with respect to the Company’s single operating segment for the three-month periods ended March 31, 2026 and 2025:

	Three Months Ended March 31,
(in thousands)	2026	2025

Net sales	$492,320	$483,456
Cost of sales:
Adjusted cost of sales	166,937	157,534
Other cost of sales (1)	15,780	17,241
Total cost of sales	182,717	174,775
Gross profit	309,603	308,681
Operating expenses:
Adjusted operating expenses	190,649	181,725
Other operating costs (1)	34,529	11,609
Total operating expenses	225,178	193,334
Income from operations	84,425	115,347
Total other income, net	1,404	4,202
Income before income tax expense	85,829	119,549
Income tax expense	17,786	28,791
Net income	$68,043	$90,758
(1)Other costs include amortization of intangible assets acquired in business combinations and costs related to acquisitions, restructuring and integrations.
As QIAGEN N.V. operates as a single operating segment, the segment information disclosed aligns with the amounts presented in the accompanying consolidated financial statements.
The CODM does not review assets in evaluating results and therefore, such information is not presented for segment reporting. See the accompanying consolidated financial statements for other financial information regarding the Company’s operating segment.

Geographical Information
Net sales are attributed to countries based on the location of the customer. Intercompany sales are excluded from consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $5.6 million in the three-month periods ended March 31, 2026 and 2025. These amounts are included in the line item Europe, Middle East and Africa in the table below.
Net sales by geographical location for three-month periods ended March 31, 2026 and 2025 are as follows:

	Three Months Ended March 31,
(in thousands)	2026	2025

Americas:
United States	$228,005	$232,853
Other Americas	21,196	21,126
Total Americas	249,201	253,979
Europe, Middle East and Africa	172,927	160,644
Asia Pacific, Japan and Rest of World	70,192	68,833
Total net sales	$492,320	$483,456
Long-lived assets include property, plant and equipment. The Netherlands, which is included in the balances for Europe in the table below, reported long-lived assets of $1.0 million as of March 31, 2026 and December 31, 2025, respectively.
Long-lived assets by geographical location as of March 31, 2026 and December 31, 2025 are as follows:

(in thousands)	March 31, 2026	December 31, 2025

Americas:
United States	$155,461	$153,956
Other Americas	2,758	2,608
Total Americas	158,219	156,564
Europe, Middle East and Africa:
Germany	658,351	670,947
Other Europe, Middle East and Africa	82,721	80,940
Total Europe, Middle East and Africa	741,072	751,887
Asia Pacific, Japan and Rest of World	15,498	15,497
Total long-lived assets	$914,789	$923,948
Long-lived assets in Germany as of March 31, 2026 reflect the first quarter impairment recorded in restructuring, acquisition, integration and other, net in the accompanying condensed consolidated statements of income of $15.2 million for the abandonment of software assets under construction that will not be placed in service.

Accounting Policies
The accounting policies used to prepare segment information are consistent with those used in the preparation of the Company’s accompanying consolidated financial statements in accordance with U.S. GAAP.

Operating and Financial Review and Prospects
This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” and “Forward-looking and Cautionary Statements” below.
Forward-looking and Cautionary Statements
Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this report may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.
We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors including, but not limited to, the following: risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and logistics and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and rising interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises, and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. For further information, refer to the more specific risks and uncertainties discussed under "Risks and Risk Management" in our Annual Report on Form 20-F for the year ended December 31, 2025. As a result, our future success involves a high degree of risk. When considering forward-looking statements, readers should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement
Results of Operations
Selected Operating Performance
•Total net sales rose 2% in the first quarter of 2026 to $492.3 million compared to $483.5 million in the year-ago period.
•The operating income margin of 17.1% in the three months ended March 31, 2026 marked a decrease from 23.9% in the year-ago period. This reflects unfavorable impacts from tariffs and currency movements, as well as increased operating costs for Parse Biosciences acquired in December 2025, partially offset by continued efficiency gains from restructuring programs.
•Net cash provided by operating activities declined to $100.6 million in the first quarter of 2026 from $139.7 million in the year-ago period.

Three-Month Period Ended March 31, 2026 compared to Three-Month Period Ended March 31, 2025
Net Sales
Due to rounding, figures in the following tables may not sum precisely and percentages may not be recalculated as expected.

Product type	Three Months Ended March 31,
(in millions)	2026	2025	% change

Consumables and related revenues	$444.8	$435.1	+2%
Instruments	47.5	48.4	-2%
Net sales	$492.3	$483.5	+2%

Product group	Three Months Ended March 31,
(in millions)	2026	2025	% change

Sample technologies	$169.6	$149.9	+13%
Diagnostic solutions	184.8	186.5	-1%
PCR/Nucleic acid amplification	69.0	76.1	-9%
Genomics/NGS	56.6	53.2	+6%
Other	12.3	17.7	-31%
Net sales	$492.3	$483.5	+2%
Sample technologies include the sale of consumable kits and instruments used to obtain DNA, RNA and proteins from biological samples. In the three months ended March 31, 2026, sales of sample technologies grew by 13%, compared to the same period in the prior year. This growth was driven by higher sales of consumables, in particular the automated kit sales, including better-than-expected contributions from Parse Biosciences, acquired in December 2025. Instrument sales were also higher compared to the same period in the prior year and included good placement levels of the QIAsymphony Connect and EZ2 Connect systems. Favorable currency movements against the U.S. dollar positively impacted the sales of sample technologies by four percentage points in the three months ended March 31, 2026.
Diagnostic solutions include the sale of regulated consumable kits and instruments for use in clinical healthcare, as well as revenues from our Precision Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group declined by 1% in the three months ended March 31, 2026, compared to the same period in the prior year. The decline was primarily driven by lower instrument sales, despite the largely unchanged level of consumables sales. QIAstat-Dx delivered reported sales growth of 4% in the first quarter of 2026 driven by its solid consumables demand for all syndromic panels. QuantiFERON latent TB sales declined due to sharp drop in immigration testing demand in the U.S. and the Middle East, while trends remained solid in other patient testing groups. Favorable currency movements against the U.S. dollar positively impacted sales of diagnostic solutions by approximately three percentage points in the three months ended March 31, 2026.
PCR/Nucleic acid amplification involves consumable kits used in non-regulated applications. Overall product group sales declined 9% in the three ended March 31, 2026, respectively, compared to the same period in 2025. This was primarily driven by the decline in other PCR consumables sales including the Enzymes portfolio compared to the same period in the prior year, despite the growth in Human ID/Forensics portfolio and strong demand in the QIAcuity digital PCR systems. Favorable currency movements against the U.S. dollar positively impacted sales of this product group by approximately four percentage points in the three months ended March 31, 2026.

Genomics/NGS involves our portfolio of universal solutions as well as the full QIAGEN Digital Insights (QDI) portfolio. Sales in the three months ended March 31, 2026 rose 6%, driven by higher sales from the QDI bioinformatics and universal NGS compared to the same period in the prior year. Favorable currency movements against the U.S. dollar positively impacted sales of this product group by approximately three percentage points in the three months ended March 31, 2026.

Geographic region	Three Months Ended March 31,
(in millions)	2026	2025	% change

Americas	$249.2	$254.0	-2%
Europe, Middle East and Africa	172.9	160.6	+8%
Asia Pacific, Japan and Rest of World	70.2	68.8	+2%
Net sales	$492.3	$483.5	+2%
Net sales in the Americas region decreased 2% in the three months ended March 31, 2026 compared to the same period in the prior year, which reflects the drop in sales in the U.S. and Brazil, despite higher sales in Mexico and the rest of Latin America region.
Net sales in the Europe, Middle East and Africa (EMEA) grew 8% in the three months ended March 31, 2026 compared to the same period in the prior year, primarily driven by increases in sales from the United Kingdom, Italy, Oman, Spain and South Africa.
Net sales in the Asia Pacific, Japan and Rest of World region increased 2% in the three months ended March 31, 2026, compared to the same period in the prior year, reflecting improved macro-demand trends in China as well as higher sales in India and Australia.
Gross Profit

	Three Months Ended March 31,
(in millions)	2026	2025	% change

Gross profit	$309.6	$308.7	0%
Gross margin	62.9%	63.8%
The gross margin in the three months ended March 31, 2026 reflects changes in individual product sales and mix. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels between periods can cause changes in gross profit between periods. In the three months ended March 31, 2026, the gross margin decreased to 62.9% from 63.8% in the prior-year period, primarily reflecting product sales mix, as well as the negative impact of tariffs and currency movements.
Sales and Marketing

	Three Months Ended March 31,
(in millions)	2026	2025	% change

Sales and marketing	$114.6	$106.3	+8%
% of net sales	23.3%	22.0%
Sales and marketing expenses increased by 8% in the three months ended March 31, 2026 compared to the corresponding prior-year period. The increase in sales and marketing expenses in the three months ended March 31, 2026 primarily reflects changes in freight and other supply chain costs as well as the unfavorable currency exchange impact of $5.2 million. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics, and other promotional activities. The increased use of digital customer engagement continues to build on new customer habits and enhances customer engagement, with a focus on greater efficiency and effectiveness.
Research and Development

	Three Months Ended March 31,
(in millions)	2026	2025	% change

Research and development	$48.3	$43.8	+10%
% of net sales	9.8%	9.1%
Research and development expenses increased by 10% in the three months ended March 31, 2026 compared to the respective prior-year period. The increase in the three months ended March 31, 2026 includes the research and development expenses of Parse Biosciences, Inc., which was acquired on December 2, 2025, as well as the unfavorable currency exchange impact of $3.1 million. We continue to focus on investments targeted to drive sustainable growth. As we continue to discover, develop, and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses, and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance, and EU CE approval of certain assays or instruments. Furthermore, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue making investments in our research and development efforts.
General and Administrative

	Three Months Ended March 31,
(in millions)	2026	2025	% change

General and administrative	$27.8	$31.6	-12%
% of net sales	5.6%	6.5%
General and administrative expenses decreased by 12% in the three months ended March 31, 2026 compared to the respective prior-year period. This result reflects efficiency gains across administrative functions and lower share-based compensation expense (discussed in Note 12 "Share-Based Compensation"), partially offset by investments in our information technology systems (including an upgrade of the SAP enterprise resource planning system) and in cyber security measures. General and administrative costs include unfavorable currency impacts of $1.2 million in the three months ended March 31, 2026. In the future, we expect to incur higher costs due to increased licensing and information technology expenses, as well as increased cyber security costs.
Acquisition-Related Intangible Amortization

	Three Months Ended March 31,
(in millions)	2026	2025	% change

Acquisition-related intangible amortization	$2.3	$1.8	+30%
% of net sales	0.5%	0.4%
Amortization expenses related to acquisition-related intangibles increased by 30% during the three months ended March 31, 2026 compared to the prior-year period. Compared to the year-ago period, amortization expense on acquisition-related intangibles within operating expenses increased following the acquisitions of Parse Biosciences, Inc., in December 2025 and GNX Data Systems Ltd. (Genoox) in May 2025, partially offset by full amortization of certain acquired assets in the prior year. Amortization expense related to developed technology and patent and license rights acquired in business combinations are included in cost of sales. Amortization of trademarks and customer base acquired in business combinations are recorded in operating expenses under the caption “acquisition-related intangible amortization.” Amortization expenses for intangible assets not acquired in business combinations are recorded within cost of sales, research and development, or sales and marketing line items, based on the use of the asset. Our acquisition-related intangible amortization recorded in operating expenses may increase in the event of future acquisitions.
Restructuring, Acquisition, Integration and Other, net

	Three Months Ended March 31,
(in millions)	2026	2025	% change

Restructuring, acquisition, integration and other, net	$32.2	$9.8	+228%
% of net sales	6.5%	2.0%
Restructuring, acquisition, integration and other, net, in the three months ended March 31, 2026 included $15.2 million from the abandonment of software assets under construction that will not be placed in service as well as $17.2 million in charges related to the 2025 Restructuring, as described in Note 16 "Restructuring." We expect to incur additional restructuring costs in 2026 as discussed in Note 16.
Other Income (Expense), net

	Three Months Ended March 31,
(in millions)	2026	2025	% change

Interest income	$10.6	$15.4	-31%
Interest expense	(11.0)	(7.3)	+52%
Other income (expense), net	1.9	(3.9)
Total other income, net	$1.4	$4.2
Interest income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 9 "Derivatives and Hedging" and other components including the interest portion of operating lease transactions. The decrease in the three months ended March 31, 2026 compared to the year-ago periods is primarily attributable to changing interest rates and the duration and level of short-term investments held during the period.
Interest expense primarily relates to debt, discussed in Note 8 "Debt" in the accompanying notes to the condensed consolidated financial statements. The increase in the three months ended March 31, 2026 compared to the prior year period reflects the issuance of the 2032 Notes in September 2025 partially offset by the repayment of a portion of 2027 Notes in December 2025 and by capitalized interest associated with assets under construction.
For the three months ended March 31, 2026, other income (expense), net primarily includes $1.8 million income from equity method investments, partially offset by $0.1 million loss on foreign currency transactions. For the three months ended March 31, 2025, other income (expense), net includes $2.5 million impairment of an equity method investment, $1.3 million loss on foreign currency transactions and $0.1 million of income from equity method investments.

Provision for Income Taxes

	Three Months Ended March 31,
(in millions)	2026	2025	% change

Income before income tax expense	$85.8	$119.5	-28%
Income tax expense	17.8	28.8	-38%
Net income	$68.0	$90.8

Effective tax rate	20.7%	24.1%
The quarterly provision for income taxes is based upon the estimated annual effective tax rate for the year, applied to the current period ordinary income before tax plus the tax effect of any discrete items. Our effective tax rate differs from the Netherlands statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements.
We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. Effective January 1 ,2024, the Organization for Economic Co-operation and Development (OECD) implemented a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two). The Netherlands formally enacted the Pillar Two legislation into domestic law. We are subject to the top-up tax in relation to our operations in Poland.
In the three months ended March 31, 2026, our effective tax rate was 20.7% compared to 24.1% in the same period in 2025. The decrease was primarily due to lower pre-tax income in 2026, which increased the relative impact of benefits from certain tax structures and incentives described above. The effective tax rate was also favorably impacted by a lower expected top-up tax in 2026 compared to 2025.
In future periods, our effective tax rate may fluctuate from similar or other factors as discussed in "Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility and adversely affect our results of operations" under "Risks and Risk Management" in the Annual Report on Form 20-F for the year ended December 31, 2025.
Liquidity and Capital Resources
To date, we have funded our business through internally generated funds and debt, as well as private and public sales of equity. Our primary use of cash has been to support our business operations, to fund dividends and capital repayments to shareholders and to repay debt, while our investing activities have focused on capital expenditure requirements and acquisitions.

(in millions)	March 31, 2026	December 31, 2025

Cash and cash equivalents	$646.3	$839.0
Short-term investments	—	259.9
Total cash and cash equivalents and short-term investments	$646.3	$1,098.9

Working capital (current assets less current liabilities)	$1,061.1	$1,482.9

Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet anticipated local working capital needs. At March 31, 2026, cash and cash equivalents totaled $646.3 million having decreased by $192.7 million from December 31, 2025, primarily as a result of net cash used in financing activities of $503.7 million, partially offset by net cash provided by investing activities of $211.5 million and net cash provided by operating activities of $100.6 million as discussed in the Cash Flow Summary below.
Cash Flow Summary

	Three Months Ended March 31,
(in millions)	2026	2025

Net cash provided by operating activities	$100.6	$139.7
Net cash provided by investing activities	211.5	120.1
Net cash used in financing activities	(503.7)	(286.7)
Effect of exchange rate changes on cash and cash equivalents	(1.2)	2.1
Net decrease in cash and cash equivalents	($192.7)	($24.8)
Operating Activities
For the three months ended March 31, 2026 and March 31, 2025, we generated net cash from operating activities of $100.6 million and $139.7 million, respectively. While net income was $68.0 million for the three months ended March 31, 2026, non-cash components in income included $51.2 million of depreciation and amortization, $15.2 million of non-cash impairment from the abandonment of software assets under construction that will not be placed in service and $9.7 million of share-based compensation expense. The decrease in net cash provided by operating activities in the first quarter of 2026 as compared to the same period in 2025 primarily reflects increased working capital requirements, including payments for the ongoing efficiency measures as well as increases in inventory in preparation for new product launches and as part of a cautious inventory planning approach in response to geopolitical and supply chain uncertainties. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors could have an impact on our liquidity.
Investing Activities
$211.5 million of cash was provided by investing activities during the three months ended March 31, 2026 compared to $120.1 million of cash provided by investing activities for the same period in 2025. Cash provided by investing activities includes $259.3 million from the sale of short-term investments and $1.0 million received from our derivative counterparties in connection with cash we had provided to collateralize our derivative liabilities with them, partially offset by $46.9 million paid for purchases of property, plant and equipment, $1.6 million for the purchases of intangible assets. Cash provided by investing activities during the three months ended March 31, 2025 included $189.7 million from the sale of short-term investments, partially offset by $43.9 million paid for purchases of property, plant and equipment and $25.0 million of purchases of short-term investments.
Financing Activities
Net cash used in financing activities totaled $503.7 million for the three months ended March 31, 2026 and includes $496.7 million for the capital repayment made as part of 2026 synthetic share repurchase discussed in Note 13 "Equity," $7.8 million paid in connection with net share settlements for tax withholdings related to the vesting of stock awards offset by $1.1 million received from our derivative counterparties to collateralize derivative assets that we hold with them. Net cash used in financing activities was $286.7 million for the three months ended March 31, 2025, and included $280.1 million net capital repayment made as part of 2025 synthetic share repurchase,$4.9 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards and $1.5 million paid to our derivative counterparties to collateralize derivative assets that we hold with them.

Other Factors Affecting Liquidity and Capital Resources
As of March 31, 2026, we carry a total of $1.6 billion of debt, all of which is long-term.
In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. A total of $496.7 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 5.0% to 206.8 million (of which 0.7 million are held in Treasury Shares) as of January 31, 2026.
In September 2025, we issued $750.0 million aggregate principal amount of 2.0% coupon Convertible Notes due 2032 (2032 Notes). The 2032 Notes will mature on September 4, 2032 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In June 2025, our shareholders approved a cash dividend totaling $54.2 million which was paid in July 2025 as further discussed in Note 13 "Equity."
In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total of $280.1 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 2.8%.
In December 2024, we renewed the €400.0 million syndicated revolving credit facility with a tenor of five years, and with the ability to be extended twice by a one-year period. No amounts were utilized as of March 31, 2026. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The interest rate margin is subject to our leverage ratio. No amounts were drawn under the syndicated revolving facility as March 31, 2026. We have additional credit lines totaling €13.0 million with no expiration date. €8.2 million of these facilities are used for bank guarantees and were not drawn as of March 31, 2026.
In September 2024, we issued $500.0 million aggregate principal amount of 2.5% coupon Convertible Notes due 2031 (2031 Notes). The 2031 Notes will mature on September 10, 2031 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total of $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3%.
In July and August 2022, we completed another German private placement bond (2022 Schuldschein), which was issued in several tranches totaling €370.0 million due in various periods through 2035 as described more fully in Note 8 "Debt." Interest rates are linked to our ESG performance. Following the July 2025 repayment of $60.2 million at maturity, $365.7 million remains outstanding as of March 31, 2026.
In December 2020, we issued $500.0 million aggregate principal amount of zero-coupon convertible notes due 2027 (2027 Notes). On December 17, 2025, put date, $474 million of the 2027 was repaid at the election of the bondholders, after which the remaining $26.0 million was reclassified to long-term debt. The remaining 2027 Notes will mature on December 17, 2027 unless converted in accordance with their terms prior to such date as described more fully in Note 8 "Debt."
In 2017, we completed a German private placement (2017 Schuldschein) consisting of various tranches denominated in either U.S. dollars or euro at either floating or fixed rates and due at various dates through June 2027. As of March 31, 2026, a total of $16.7 million is outstanding.
In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $71.9 million based on the achievement of certain revenue and operating results milestones as further discussed in Note 15 "Commitments and Contingencies."
We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our share-based compensation plans and that the market performance of our shares will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional debt or equity financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.
Quantitative and Qualitative Disclosures about Market Risk
Our market risk relates primarily to interest rate exposures on cash, marketable securities, and borrowings and foreign currency exposures on intercompany and third-party transactions. The overall objective of our risk management strategy is to reduce the potential negative earnings effects from changes in interest and foreign currency exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or speculative purposes. Our exposure to market risk from changes in interest rates and currency exchange rates has not changed materially from our exposure discussed in "Quantitative and Qualitative Disclosures About Market Risk" in the Annual Report on Form 20-F for the year ended December 31, 2025.
Foreign Currency Risk
QIAGEN’s functional currency is the U.S. dollar and most of our subsidiaries’ functional currencies are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). Foreign currency transactions in the three-month period ended March 31, 2026 resulted in net loss of $0.1 million, compared to net loss of $1.3 million in the same period of 2025, and are included in other income (expense), net.
As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps. At March 31, 2026, we were party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $627.3 million which expire at various dates through November 2026. Additional information on our foreign exchange contracts is included in Note 9 "Derivatives and Hedging."
We are exposed to currency risks from foreign exchange contracts. If each of the respective currency pairs for derivatives which do not qualify for hedge accounting varied from the rates used for the preparation of the condensed consolidated financial statements, this would have had an effect which would have been almost fully off-set by corresponding valuation adjustments in the positions which economically had been hedged by these foreign exchange derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.
Interest Rate Risk
We are exposed to interest rate risk on our short-term investments and our debt. This exposure is managed in the aggregate with a focus on immediate and intermediate liquidity needs.
Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $2.5 million.

At March 31, 2026, we have $1.6 billion of long-term debt, of which $160.8 million is floating rate debt. We use interest rate derivative contracts to align our portfolio of interest-bearing assets and liabilities with our risk management objectives. We were party to cross-currency interest rate swaps through which matured in August 2025 for a total notional amount of €180.0 million under which we exchange, at specified intervals, the difference between the euro and U.S. dollar interest amounts calculated on their respective fixed rates by reference to an agreed-upon euro and U.S. dollar notional principal amounts. Also at March 31, 2026, we are party to cross-currency interest rate swaps through 2028 for a total notional amount of CHF 280.0 million under which we exchange, at specified intervals, the difference between the CHF and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon CHF and USD notional principal amounts. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $0.5 million.
We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 9 "Derivatives and Hedging" to the accompanying condensed consolidated financial statements.
Recent Authoritative Pronouncements
For information on recent accounting pronouncements impacting our business, see Note 2 "Basis of Presentation and Accounting Policies" in the accompanying condensed consolidated financial statements.
Application of Critical Accounting Estimates
The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates are those that require the most complex or subjective judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact on the financial statements. In applying our critical accounting estimates, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or were reasonably likely to change from period to period, having a material impact on the presentation of our results of operations, financial position or cash flows. While changing conditions in our global environment present additional uncertainty, we continue to use the best information available to form our estimates. Our critical accounting estimates are those related to income taxes, share-based compensation, acquisitions, amortized intangible assets, and fair value measurements.
Our critical accounting estimates are discussed further in our Annual Report on Form 20-F for the year ended December 31, 2025. Actual results in these areas could differ from management’s estimates.
Off-Balance Sheet Arrangements
We did not use special purpose entities and did not have off-balance-sheet financing arrangements as of March 31, 2026 and December 31, 2025.
Legal Proceedings
For information on legal proceedings, see Note 15 "Commitments and Contingencies" to the accompanying condensed consolidated financial statements.

While no assurances can be given regarding the outcome of the proceedings described in Note 15, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.
Risk Factors
Material risks that may affect our results of operations and financial position appear under "Risks and Risk Management" in our Annual Report on Form 20-F for the year ended December 31, 2025. There have been no material changes from the risk factors disclosed in our Form 20-F.
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